Exhibit 99.2

Axcelis Technologies Inc.

Governance Policies

Adopted by the Nominating and Governance Committee of the Board of Directors

on September 25, 2002

as amended October 22, 2003 and June 22, 2005

Board Composition and Criteria for Evaluation of Directors and Nominees

1.     The Board shall be comprised of a majority of Independent Directors.

2.     For the purposes of this policy, “Independent Director” shall have the meaning set forth in the listing standards for the Nasdaq National Market (the “Nasdaq Rules”), and such definition in this policy shall change as and when the definition in such Rules change, provided that the Nominating and Governance Committee shall promptly circulate any changes to such definition to all members of the Board of Directors.

3.     Any determination of whether an incumbent Board member is an “Independent Director” under the then effective Nasdaq Rules shall be made by a majority of the directors then in office who have either been affirmatively determined to be “Independent” or for whom there is no pending question of independence.

4.     Former CEOs of the Company will not remain on the Board.

5.     All new candidates for election to the Board and all Board members eligible for nomination for re-election to the Board shall be evaluated prior to nomination for election or re-election based on criteria developed by the Nominating and Governance Committee, including but not limited to the following:

(a)   such candidate or Board member’s current level of, and on-going commitment to, education regarding the responsibilities of a member of a Board of Directors under standards established by the Nominating and Governance Committee;

(b)   the adequacy of such candidate or Board member’s time available to commit to responsibilities as a member of the Board;

(c)   the existence of any financial relationship with the Company other than that arising as an employee of the Company, as a Board member and/or as shareholder; and

(d)   in the case of re-election, such member’s compliance with our Director Stock Ownership Policy.

6.     It would not be normally expected that a member of the Board of Directors would be asked to sit for re-election to the Board after such member’s 75th birthday.

7.     When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, the Director shall tender a letter of resignation to the Chairman.  The Nominating and Governance Committee will review whether the new occupation, or retirement, of the Director is consistent with the specific rationale for originally selecting that individual and the guidelines for board membership.  The Nominating and Governance Committee will recommend action to be taken regarding the resignation based on the circumstances of retirement, if that is the case, or in the case of a new position, the responsibility and type of position and company and industry involved

8.     New directors will receive a director orientation program to familiarize them with the Company’s business, industry trends, and recommended governance practices.

Chairman of the Board

9.     The duties of the Chairman of the Board include setting Board agendas and such other responsibilities as may be assigned to him or her by the Board of Directors in accordance with the Company’s bylaws.

10.   The Company’s Bylaws permit the Board to select its Chairman in the manner it determines to be most appropriate for the Company. If the Chairman of the Board is not the Chief Executive Officer, and is an independent director, there shall be no Lead Director. If the Chairman of the Board is the Chief Executive Officer or is not an independent director, the independent directors shall elect a Lead Director. The responsibilities of the Lead Director shall include:

•      Setting the board’s agenda in collaboration with the CEO;

•      Acting as a regular communication channel between the board and CEO;

•                  Organizing and presiding over executive sessions to review the company’s performance and management effectiveness;

•                  Conducting exit interviews with resigning senior managers to determine whether their departure reflect problems with the CEO or other company issues;

•      Coordinating the activities of the independent directors;

•                  With the Chairman of the Nominating and Governance Committee, addressing an actions arising from the annual Board self-evaluation, coordinating the assessment of the committee structure, organization, and charters, and evaluating the need for any changes; and

•      Coordinating the performance evaluation of the Chairman and CEO.

Conduct of the Board of Directors and Committees

11.   The Board shall form an Audit, Compensation and Nominating and Governance Committees.

12.   The composition of the Audit Committee shall satisfy the requirements of the Nasdaq Rules, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission.

13.   The composition of the Compensation Committee shall satisfy the requirements of the Nasdaq Rules, the Securities and Exchange Commission Rule 16b-3 and the Internal Revenue Service requirements to exempt option compensation from the limitations on deductibility under I.R.C. Section 162(m).

14.   The composition of the Nominating and Governance Committee shall meet the requirements of the Nasdaq Rules.

15.   Independent Directors shall meet in executive session at every meeting of the full Board and in Committees.

16.   Minutes of all Board committees shall be submitted to the full Board for their information.

17.   At each Board meeting, Committee chairmen shall report to the full Board on Committee activities since the last Board meeting.

18.   The Board and Committees shall be free to hire independent advisors as they in their sole discretion determine appropriate.

19.   The Board should undertake an annual review of the Company’s strategic direction.

Shareholder Rights

20.   The Company shall not limit the rights of shareholders in contravention of Delaware law or the listing requirements of Nasdaq National Market.

21.   Board Committee charters and these Governance Policies shall be filed annually with the Company’s Form 10-K or proxy statement for the information of our shareholders.

22.   Shareholder approval will be solicited on all equity compensation plans to the extent required by the Nasdaq Rules.